UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-37871

Gridsum Holding Inc.

Jade Palace Hotel Office Building, 8th Floor

76 Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 5, 2018, Gridsum Holding Inc. (the “Company”) completed the transactions contemplated by the Company’s April 30, 2018 convertible note purchase agreement with FutureX Innovation SPC (the “Investor”), an affiliate of FutureX Capital Limited (“FutureX”). FutureX is an emerging China-based private equity firm led by Cynthia Zhang, who founded the overseas PE platform of ChinaAMC, a leading asset manager in China. FutureX’s key areas of focus include technology, software and AI. In accordance with the convertible note purchase agreement, the Company received US$40 million and issued a convertible note in the principal value of US$40 million (the “Note”) that is convertible, in whole or in part, into Class B ordinary shares of the Company at a conversion price of US$6.50 per share, subject to customary adjustments. The Note has a term of 18 months and bears interest at 2.80% per annum. The Note includes other customary terms and covenants, including certain events of default after which the Note may be due and payable immediately. Additionally, in the event of a fundamental change, as defined in the Note, the holder of the Note may require the Company to repurchase the Note at a price equal to 100% of the principal amount of the Note, plus accrued and unpaid interest. The Investor agreed not to transfer or sell the Note, the Class B ordinary shares or any other securities of the Company, or enter into any swap, short sale or similar arrangements relating to such securities, for a period of six months after the issuance of the Note. In connection with this transaction, the Company and Investor entered into a registration rights agreement (the “Registration Rights Agreement”), under which the Investor has the right to require the Company, within 15 months following the issuance of the Note, to file a registration statement with the U.S. Securities and Exchange Commission covering the offer and sale of the Class B ordinary shares issued upon conversion of the Note, as well as certain customary piggyback registration rights.

The Company’s press release announcing completion of the offer and sale of the Note, the Note and the Registration Rights Agreement are included as exhibits to this Form 6-K. The foregoing description of the Note and the Registration Rights Agreement does not purport to be complete, and is qualified in its entirety by reference to these exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

By:	/s/ Michael Peng Zhang
Name:	Michael Peng Zhang
Title:	Co-Chief Financial Officer

Date: May 7, 2018

Exhibit Index

Exhibit 99.1 — Press Release dated May 7, 2018

Exhibit 99.2 — Convertible Note dated May 5, 2018

Exhibit 99.3 — Registration Rights Agreement dated May 5, 2018